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                              September 3, 2021

       Eduardo Maranhao
       Principal Financial Officer
       GOLAR LNG LTD
       2nd Floor, S.E. Pearman Building
       9 Par-la-Ville Road, Hamilton
       HM 11 Bermuda

                                                        Re: GOLAR LNG LTD
                                                            Form 20-F for the
Fiscal Year ended December 31, 2020
                                                            Filed April 22,
2021
                                                            File No. 000-50113

       Dear Mr. Maranhao:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2020

       Operating and Financial Review and Prospects
       Operating Results, page 60

   1. We note your disclosure on page 59 stating that Adjusted EBITDA is a financial measure used to assess your
"total financial and operating performance" and which increases comparability of your
"total performance" from period to period and to the performance of other companies. You
report Adjusted EBITDA measures of $279 million for 2020 and
                                                        $255 million for 2019.
However, you do not disclose or discuss the net loss reported in your primary financial
statements of $(168) million and $(122) million for these periods, or the net loss
attributable to stockholders of $(274) million and $(212) million.

                                                        Please amend your
filing to comply with Instruction 2 to Item 5 of Form 20-F, which requires a discussion
that is focused on the primary financial statements presented in the
 Eduardo Maranhao
FirstName LastNameEduardo  Maranhao
GOLAR LNG     LTD
Comapany 3,
September NameGOLAR
             2021        LNG LTD
September
Page 2    3, 2021 Page 2
FirstName LastName
         document. Given that you present Adjusted EBITDA on a consolidated basis, you should also provide the disclosures required for non-GAAP measures pursuant to Item 10(e) of
         Regulation S-K, applicable by way of General Instruction C(e) to Form 20-F, including a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated in accordance with GAAP, a reconciliation between this measure and
         Adjusted EBITDA, and the reasons you believe the measure provides useful information to investors regarding your financial condition and results of operations.

         Please refer to C&DI 103.02, in which we indicate that net income would generally be the
         GAAP measure most comparable to EBITDA, as this would appear to also apply to your non-GAAP measure of Adjusted EBITDA. The emphasis that you have placed on this measure and your characterization of it as a measure of total performance, are contrary to
         Item 10(e)(1)(i)(A) and (ii)(E) of Regulation S-K. Please revise accordingly.
2. We note that you have identified non-GAAP measures elsewhere in your annual report and in your earnings releases and interim reports filed on Form 6-K, although you have not included or identified Adjusted EBITDA as a non-GAAP measure; and have not provided equally prominent disclosure of net income or loss. Please adhere to Regulation
         G when you publicly disclose material information that includes your non-GAAP measure. This requires a presentation having equal or greater prominence of the most directly comparable financial measure calculated and presented in accordance with
         GAAP, and a reconciliation between this measure and your non-GAAP measure. You may refer to C&DI 102.10 if you require further clarification or guidance.
Financial Statements
Note 6 - Segment Information, page F-33

3. We note that you identify and present Adjusted EBITDA as your measure of segment profit or loss and reconcile these segment performance measures to a corresponding consolidated amount. Please expand or modify your presentation to reconcile the segment performance measures to consolidated income or loss before income taxes and discontinued operations to comply with FASB ASC 280-10-50-30(b).

         Please also disclose on a segment basis interest income, interest expense, DD&A, unusual items, income tax expense or benefit, and any significant noncash items as may include the unrealized gains and losses on derivatives, if these are regularly provided to your
         CODM, to comply with FASB ASC 280-10-50-22.
 Eduardo Maranhao
GOLAR LNG LTD
September 3, 2021
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameEduardo Maranhao                        Sincerely,
Comapany NameGOLAR LNG LTD
                                                          Division of
Corporation Finance
September 3, 2021 Page 3                                  Office of Energy &
Transportation
FirstName LastName